PowerShares Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, IL 60187

February 26, 2010

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust—Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-102228 and 811-21265)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the PowerShares Exchange-Traded Fund Trust (the “Trust” or the “Registrant”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”), relating to the PowerShares Lux Nanotech Portfolio (the “Fund”), to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-102228 and 811-21265).

Post-Effective Amendment No.	Filing Date	Accession Number
159	January 31, 2008	0001104659-08-006114
175	March 31, 2008	0001104659-08-020978
180	April 25, 2008	0001104659-08-026806
189	May 23, 2008	0001104659-08-035693
193	June 20, 2008	0001104659-08-041116
197	July 18, 2008	0001104659-08-046381
201	August 15, 2008	0001104659-08-053322
203	September 12, 2008	0001104659-08-058418
204	September 22, 2008	0001104659-08-059754
205	September 26, 2008	0001104659-08-060707
206	October 10, 2008	0001104659-08-063574
207	November 7, 2008	0001104659-08-068932
208	December 5, 2008	0001104659-08-074934
209	December 19, 2008	0001104659-08-077512
210	January 2, 2009	0001104659-09-000043
211	January 30, 2009	0001104659-09-005232
212	February 27, 2009	0001104659-09-013168
213	March 27, 2009	0001104659-09-020612
214	April 24, 2009	0001104659-09-026033
215	May 22, 2009	0001104659-09-034442
216	June 19, 2009	0001104659-09-039016
217	July 17, 2009	0001104659-09-043611
219	August 14, 2009	0001104659-09-049796
221	September 11, 2009	0001104659-09-054133
223	October 9, 2009	0001104659-09-058441
224	November 6, 2009	0001104659-09-063168
225	December 4, 2009	0001104659-09-068592
226	December 31, 2009	0001104659-09-072068
227	January 29, 2010	0001104659-10-003809

The Registrant is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund.  No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact Kristin M. Hester at (212) 649-8796. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust

By:	/s/ Andrew Schlossberg
Title:	Andrew Schlossberg, President